VIA EDGAR

April 30, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Demarest and Shannon Menjivar

Re: The Real Brokerage Inc.

Form 40-F for the Fiscal Year Ended December 31, 2025

Filed March 4, 2026

File No. 001-40442

Dear Mr. Demarest and Ms. Menjivar:

On behalf of The Real Brokerage Inc. ("Real" or the "Company"), we submit this letter in response to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") contained in the Staff's letter dated April 20, 2026 (the "Comment Letter"), relating to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2025 (the "Form 40-F"). For ease of reference, we have reproduced the Staff's comments in bold below, followed by the Company's responses.

Note 2. Summary of Significant Accounting Policies — Y. Revenue Share

Comment 1: We note the Company has a revenue sharing plan where its agents can receive additional income from real estate transactions consummated by agents they have attracted to the Company and that the amounts paid to agents are included as part of marketing expenses. Please tell us how you determined these amounts are not considered a cost of sales citing all relevant accounting literature within your response. Include within your response if such additional income reduces the commissions paid to the recruited agents or if the recruited agents still receive their full commission.

Response:

A. Key Facts

The Company generates revenue from commissions earned from the sale of real estate properties completed by agents. The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between buyers and sellers and is the principal in the transaction. Therefore, revenue is recognized at the gross commission amount. The Company’s customers under ASC 606 are the buyers and sellers of real estate.

Agents are independent contractors who perform services on the Company’s behalf. In accordance with the Independent Contractor Agreement with each agent, the Company pays the agent who completed a real estate transaction (the “Transacting Agent”) 85% of the commission earned or up to 100% in certain circumstances. Amounts paid to the Transacting Agent are recorded in cost of sales.

The Company also has a revenue sharing plan which is an incentive-driven referral model where existing agents (the “Recruiting Agents”) recruit new agents to the Company. Under this recruiting revenue sharing plan, Recruiting Agents receive additional income from real estate transactions consummated by Transacting Agents they have recruited to the Company. The amount paid to the Recruiting Agent is determined as a percentage of the transaction value. Payments made to the Recruiting Agents under the recruiting revenue sharing plan do not reduce or otherwise impact the commission paid to the Transacting Agent. Payments to Recruiting Agents are recorded in marketing expenses.

B. Accounting Analysis

US GAAP has no direct guidance on allocation of cost to different line items in the statements of comprehensive income. We allocate costs based on the function they serve. Such classification is supported by SEC Regulation S-X Rule 5-03 according to which registrants present statements of comprehensive income line items by function, distinguishing between (i) costs and expenses applicable to sales and revenues (caption 2), which include cost of services (caption 2(d)), and (ii) selling, general and administrative expenses (caption 4).

The Cost of Sales line item is expected to encompass all expenses and costs that relate to fulfilling the performance obligation. More specifically, whether the cost or expense serves as a cost to fulfill our performance obligation. As explained in the Key Facts above, the Company pays a commission to the Transacting Agent as compensation for performing the Company’s performance obligation and as such this payment is classified as Cost of Sales, given that it represents a direct cost incurred in delivering the service the Company has contracted to provide to its customers (i.e., buyers and sellers of real estate).

In contrast, marketing expenses serve to include all costs to acquire a customer to use our services, rather than costs to fulfill specific contracted performance obligations.

The revenue sharing plan serves precisely this purpose. The purpose of the revenue sharing plan is to expand the Company’s agent network, which in turn helps the Company to generate new clients. Whenever a Transacting Agent who was recruited by a Recruiting Agent closes a transaction, the Recruiting Agent is eligible to earn additional income under the revenue sharing plan. This payment is meant to encourage agent recruitment. In substance, it is equivalent to a cash bonus that could have been paid when the agent was recruited. The only difference is that the Company calculates it as a percentage of subsequent transactions. It is not tied to any specific customer or customer acquisition. Instead, it is a cost of building, incentivizing, and sustaining the agent network through which the Company provides its brokerage services. That is precisely the function that distinguishes a marketing cost from a cost of sales. It is worth noting that the payments under the revenue sharing plan are made to the Recruiting Agent and not for fulfilling any specific performance obligation of the Company.

This functional distinction is further supported by analogy to ASC 340-40-25-5 that discusses costs to fulfill a contract that may be eligible for capitalization. More specifically, ASC 340-40-25-5a states:

a.	The costs relate directly to a contract or to an anticipated contract that the entity can specifically identify (for example, costs relating to services to be provided under renewal of an existing contract or costs of designing an asset to be transferred under a specific contract that has not yet been approved).

We can analogize what should be appropriately included in cost of sales vs. other operating expenses. The emphasis is on costs directly related to contracts that are specifically identified. As explained above, payments under the revenue sharing plan are made to expand the Company’s network of agents and are not related to any identified performance obligation or its fulfillment. The Company’s business decision to compensate the Recruiting Agent as a percentage of transaction value rather than as a fixed payment upon recruitment, does not change the function of this cost, which serves to incentivize Recruiting Agents and facilitate a network-building function.

C. Conclusion

The Company believes that payments under the revenue sharing plan are appropriately classified as marketing expenses. The payments to Recruiting Agents are not incurred to obtain or fulfill a specific contract with a customer. These payments do not reduce the commissions earned by Transacting Agents and are not directly associated with the Company’s performance obligations in real estate transactions.

Note 7. Stock-Based Payment Arrangements — D. Restricted Share Units — Production and Service-Based Agent RSUs

Comment 2: Related to our comment on Revenue Share, please tell us if Production and Service-Based RSUs result in decreased commissions to any of your agents.

Response:

Production and Service-Based RSUs do not result in decreased commissions to any agent under that agent’s Independent Contractor Agreement.

As described in Note 7.D. to the financial statements, Production and Service-Based RSUs are granted to agents in connection with achieving specified production milestones, attracting and retaining productive agents, and making defined contributions to the Company's agent community. These awards — which include Elite awards, capping awards, attracting awards, and cultural or service-based awards — are granted in addition to, and entirely separate from, the commissions Transacting Agents earn on real estate transactions and, similar to the explanation above, do not relate to any fulfilment of any performance obligation on an identified real estate transaction. A Transacting Agent's commission entitlement on any real estate transaction is determined solely by the Transacting Agent’s Independent Contractor Agreement and is not reduced, offset, or conditioned upon the grant or vesting of any Production and Service-Based RSU.

Specifically, the vesting of Production and Service-Based RSUs is conditioned on the Transacting Agent’s continued engagement with the Company over the applicable vesting period, which is typically three years after the grant date. Accordingly, the stock-based compensation expense is recognized over the vesting period. The fair value of these awards is measured and expensed in accordance with ASC 718, Compensation — Stock Compensation, with the income statement classification determined by the nature of the service rendered by the grantee, which for these agent awards is a sales, marketing, and agent-network-growth function consistent with the marketing expense classification.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company believes the foregoing is responsive to the Staff’s comments. Should the Staff have any additional questions or require further information, please contact Ravi Jani, Chief Financial Officer, at ravi.jani@therealbrokerage.com, or Alexandra Lumpkin, Chief Legal Officer, at alix@therealbrokerage.com.

Respectfully submitted,

/s/ Ravi Jani
Ravi Jani
Chief Financial Officer
The Real Brokerage Inc.

cc: Alexandra Lumpkin, Chief Legal Officer, The Real Brokerage Inc.